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                                 [LETTERHEAD]


                  CERTAINTEED CORPORATION ANNOUNCES EXPIRATION
                      OF HART-SCOTT-RODINO WAITING PERIOD

Valley Forge, PA, May 11, 2000 - CertainTeed Corporation, a wholly owned subsidiary of Compagnie de Saint-Gobain (Paris, France), today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired as of midnight New York City time on May 10, 2000. The waiting period refers to the time during which the U.S. government could request additional information or documents with respect to the proposed acquisition by CertainTeed of Brunswick Technologies, Inc. (Nasdaq: BTIC). The expiration of the Hart-Scott-Rodino waiting period has satisfied one of the conditions to the completion of the acquisition.

As previously announced, CertainTeed commenced a tender offer on April 20, 2000 for all of the outstanding shares of BTI at a price of $8.00 per share, in cash. This price represents a premium of approximately 46% over BTI's closing price on Friday, April 14, 2000, the last trading day before CertainTeed announced its acquisition proposal. Vetrotex CertainTeed Corporation, CertainTeed's fiber glass reinforcements business, currently owns about 14% of the outstanding shares of BTI.

Lehman Brothers Inc. is financial advisor to CertainTeed Corporation and Compagnie de Saint-Gobain and Dealer Manager for the offer and Innisfree M&A Incorporated is acting as Information Agent for the offer.

CertainTeed Corporation is a leading manufacturer of roofing; vinyl and fiber cement siding; vinyl windows; vinyl fencing, deck and railing; ventilation products; piping products; fiber glass insulation; and fiber glass products for reinforcing plastics and other materials. The company is headquartered in Valley Forge, Pennsylvania, and has more than 7,000 employees and 45 manufacturing facilities throughout the United States.


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This release may contain some forward-looking statements.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

CONTACTS:

Joele Frank / Josh Silverman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449  ext. 110/121